2455 Paces Ferry Rd Atlanta, Georgia 30339

June 19, 2007

VIA EDGAR AND FASCSIMILE

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:	The Home Depot, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2007
File No. 1-8207

Dear Mr. O’Brien:

We have received the letter dated June 5, 2007 from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to its review of the Company’s Form 10-K for the fiscal year ended January 28, 2007 (the “Form 10-K”) filed on March 29, 2007.  For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold.  Our responses follow the Staff’s numbered comments.

Form 10-K for the Fiscal Year Ended January 28, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Summary and Selected Consolidated Statements of Earnings Data, page 20

1.             We note during fiscal year 2006 that you made a number of acquisitions that increased HD Supply’s total assets from $4.5 billion in fiscal year 2005 to $10 billion at the end of fiscal year 2006.  We further note that during February 2007 you decided to begin evaluating strategic alternatives for HD Supply.  Given that you have more than doubled your HD Supply business within the last year, please revise your disclosure in future filings for the evaluation of strategic alternatives to give investors insight as to the factors and circumstances prompting the need for such an evaluation.

Response:  In future filings, we will provide additional insight as to the factors and circumstances entering into our decision to conduct a strategic evaluation of the HD Supply business.

Results of Operations, page 22

2.             In future filings, please quantify the impact new stores sales has had on net sales for each period presented.  If new store sales are impacting net sales at a greater or lower rate, please also provide an analysis as to why this trend is occurring.  Refer to Item 303(A)(3) of Regulation S-K for guidance.

Response:  In future filings, we will quantify the impact of new store sales on total net sales and provide information on any material changes to trends in new store sales relative to total net sales.

3.             We note that you attribute the decline in gross profit margin to the lower margin HD Supply segment without any reference to the impact your retail segment has had on your gross profit margin.  Please ensure that you are discussing all material factors impacting gross profit margin in future filings.  If the retail segment gross profit margin is flat for each period presented, you should consider including a discussion and analysis of the factors impacting the retail segment’s static trends.  In this regard, we note that fiscal year 2006 is the only reported decline in gross profit margin for fiscal years 2006 – 1997.  Please refer to Item 303 of Regulation S-K and Section 501 of the Financial Reporting Codification for guidance.

Response:  In future filings, we will continue to discuss material factors impacting gross margin for each segment and will consider a discussion of material factors impacting static trends if present.

4.             We note that you have identified operating income as your segment profit measure.  In future filings, please include a discussion and analysis of operating income for your segments in accordance with Item 303(A) of Regulation S-K.

Response:  Our discussion within Results of Operations encompasses all of the components (Net Sales, Gross Profit and Operating Expenses) of Operating Income.  However, as you request, in future filings, we will include a discussion specific to our segment profit measure.

Critical Accounting Policies, page 29

5.             We note that the majority of your assets are comprised of property, plant and equipment and goodwill.  We further note that you have not recognized a material impairment charge during any of the three fiscal years presented.  However, we assume that when you perform your annual goodwill impairment test or test your long-lived assets for impairment, as needed, you are making critical assumptions and estimates impacting those impairments tests.  As such, please either include testing of goodwill and long-lived assets for impairment as critical accounting policies in future filings, or tell us why you do not believe the tests do not involve critical assumptions and estimates that could materially impact your consolidated financial statements.  Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Response:  We make critical assumptions and estimates in completing impairment assessments of Property and Equipment and Goodwill.  In future filings, we will include a discussion of the critical assumptions and estimates used in the impairment testing of Property and Equipment and Goodwill within our critical accounting policies.

6.             Please revise your disclosure in future filings to state whether actual results for estimated losses related to shrink or swell of merchandise inventory has materially differed from your estimates.  Please also include similar disclosure for your estimated liability for the ultimate cost of claims incurred for your self-insurance.

Response:  In future filings, we will disclose whether actual results materially differed from our estimates related to shrink or swell of Merchandise Inventory and self-insurance.

1. Summary of Significant Accounting Policies, page 38

Vendor Allowances, page 41

7.             We note that you disclose advertising expenses on a net basis.  In future filings, please revise your disclosure to state the amount of gross advertising expenses and co-op allowances including where you classify these amounts in your consolidated statement of earnings.  Please refer to the letter sent to Carol B. Tome, Executive Vice President and Chief Financial Officer of The Home Depot, Inc., on November 7, 2003 from Leslie A. Overton, Associate Chief Accountant.  Otherwise, please tell us your gross advertising expenses and co-op allowances for each period presented to demonstrate that these amounts are no longer material to your earnings before provision for income taxes.

Response:  In future filings, we will disclose our gross advertising expense and the co-op advertising allowances earned that meet the requirements of EITF 02-16 that have been netted against such expense and we will disclose where we classify these expenses and allowances in our consolidated statements of earnings.

Impairment of Long-Lived Assets, page 42

8.             We note your policy for recognizing an impairment of long-lived assets.  Specifically, you state that you write down an asset to its net recoverable value if the recoverable amount is less than the carrying amount.  Paragraph 7 of SFAS 144 states that an impairment loss is the amount by which the carrying amount exceeds fair value.  Please confirm to us that net recoverable value, as stated in your policy, is the same as fair value.  In future filings, please revise your policy to clarify that you comply with paragraph 7 of SFAS 144 in that an impairment charge would be based on the asset or group of assets’ fair value.

Response:  The net recoverable value used in our impairment analysis is equal to fair value.  In future filings, we will revise our disclosure to clarify that our policy is to write down an asset to its fair value if the recoverable amount is less than the carrying amount.

10. Commitments and Contingencies, page 56

9.             We note that you have not included specific disclosure for the numerous shareholder actions filed against you during the year and subsequent to January 28, 2007 but prior to your filing of your Form 10-K, as noted from your disclosure under Item 3 of your Form 10-K.  Please confirm to us that you believe that any probable or reasonably possible loss contingency for these actions is immaterial or that a material loss contingency is remote.  Otherwise, please confirm to us that you will include disclosures required by paragraphs 9-12 of SFAS 5 in future filings.  Refer to paragraphs 33-39 of SFAS 5 for additional guidance.

Response:  We believe that any probable or reasonably possible loss contingency for each of these actions is immaterial or that a material loss contingency is remote.  We will continue to assess these actions and revise the disclosure, if necessary, as facts and circumstances change.

10.          We further note that you have three environmental proceedings outstanding with potential monetary sanction of $100,000 or more for which you have not included footnote disclosure.  Please confirm to us that the probable and reasonably possible loss for each of these proceedings is immaterial or that you believe it is remote that you have incurred a material loss contingency for these proceedings.  Otherwise, please include the disclosure required by paragraphs 9-12 of SFAS 5 and Question 2 of SAB Topic 5:Y in your future filings.

Response:  We believe that any probable or reasonably possible loss contingency for each of these proceedings is immaterial or that a material loss contingency is remote.  We will continue to assess these proceedings and revise the disclosure, if necessary, as facts and circumstances change.

Exhibit 31

11.          In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conform to the language per Release No.  33-8238, specifically the phrase, “(or persons performing the equivalent functions),” in item 5.

Response: We conformed the language within the certifications required under Section 302 of the Sarbanes Oxley Act to the language of Item 601(b)(31)(i) of Regulation S-K in our Quarterly Report on Form 10-Q for the period ended April 29, 2007 and will do so in future filings.

In connection with our response to the Staff’s comments, we acknowledge that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•              Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to the filing; and

•              The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any additional questions or comments regarding our responses, please contact me at 678-556-8252

Sincerely,

/s/ Duane Portwood

Duane Portwood
Vice President, Corporate Controller

cc:	Frank Blake
Carol Tomé
Jim Snyder
Tracey Hauser